September 26, 2019

Via EDGAR

CONFIDENTIAL

U.S. Securities and Exchange Commission,

Division of Corporate Finance,

Office of Consumer Products,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:      Yolanda Guobadia

Donna Di Silvio

Jennifer Lopez-Molina

Mara Ransom

Re:                  ECMOHO Limited

Amendment No.1 to Draft Registration Statement on Form F-1

Filed August 30, 2019

CIK 0001763197

Ladies and Gentlemen:

On behalf of our client, ECMOHO Limited (the “Company”), we have set forth below the Company’s responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 17, 2019, relating to the Company’s draft registration statement on Form F-1 confidentially submitted on August 30, 2019 (the “Draft Registration Statement”). On behalf of the Company, we wish to thank you and the other members of the Staff for your helpful comments.

Securities and Exchange Commission
Division of Corporate Finance Office of Consumer Products	- 2 -

Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”).

The Company has responded to each of the Staff’s comments by incorporating revisions to the Registration Statement in light of the comment, providing an explanation if the Company has not yet fully responded to the comment or providing supplemental information as requested. In addition, the Company has also revised the Registration Statement to include other information and data to reflect new development and update certain other disclosure.

For your convenience, we have included the Staff’s comments below in italics and keyed the Company’s responses accordingly. The page number references in the Company’s responses relate to the Registration Statement. Capitalized terms used in this response letter but not otherwise defined herein have the meaning ascribed to them in the prospectus that forms a part of the Registration Statement.

To facilitate the Staff’s review, we have separately delivered to the Commission today four courtesy copies of the Registration Statement, marked to show changes to the Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement...,, page 53

1.	Please remove the reference to “substantive” provisions of the U.S. federal securities laws in the last sentence of this risk factor disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Registration Statement.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement...,, page 53

2.

We note your revisions in response to comment 16 and we reissue the comment in-part. Please revise this section, as you did in your waiver of jury trial risk factor, to clearly disclose related risks, including but not limited to increased costs to bring a claim, and that the provision can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable.

Securities and Exchange Commission
Division of Corporate Finance Office of Consumer Products	- 3 -

As a related matter, please confirm that the deposit agreement, when filed, will disclose that the exclusive forum and waiver of jury trial provisions apply to actions arising under the Securities Act and Exchange Act.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Registration Statement. The Company respectfully advises the Staff that the deposit agreement, when filed, will disclose that the exclusive forum and waiver of jury provisions apply to actions arising under the Securities Act and Exchange Act.

Business

Brand Partner Development and Services, page 105.

3.

We note your response to prior comment 13 and your revised disclosure that “five of the ten largest brand partners in terms of revenue contribution in the six months ended June 30, 2019 are under the common control of a global food and beverage company.” We also note your response that it is your view that pursuant to Item 601(b)(10)(ii) of Regulation S-K, these agreements are not required to be filed as “[e]ach of these brand partners is managed by its own dedicated operations team that make their own decisions independently from each other regarding the selection of distributors.” Please provide additional information regarding the relationship among these brand partners in support of your response, as your disclosure in this section suggests that the common control among these brand partners has affected your business partnerships. In this regard, your disclosure on page 106 states that “[w]hile the partnership relationships were developed independently, we believe the trust developed through existing partnerships has been conducive to further partnerships with other brands owned by this company.” For example, tell us how failure to maintain a satisfactory relationship with one affiliate brand partner could affect your relationship with other brand partners under common control and what consideration you have given to assessing your substantial dependence upon these arrangements in the aggregate, given the common control.

The Company respectfully submits that it is not substantially dependent upon any of the contracts with the affiliates of this global food and beverage company or upon these contractual arrangements in the aggregate, despite the common control, because (i) for the five brand partners under common control as mentioned in the Draft Registration Statement, the Company entered into contracts with different counterparties, which are incorporated in Switzerland, the PRC and Hong Kong, respectively, (ii) these five brand partners are reported in more than one operating segment of the parent company, (iii) none of the contracts include cross-default provisions, and the default under any single contract would not cause any breach under the other contracts, (iv) the Company generates no more than 20% of its revenues in the six months ended June 30, 2019 from any of the contracts, and (v) for three out of these five brand partners, the Company sources their products from multiple channels, thus further reducing reliance on any one contract. As a result, the Company is of the view that such contracts are not required to be filed pursuant to Item 601(b)(10)(ii) of Regulation S-K since such contracts were entered into in the ordinary course of business and the Company is not substantially dependent upon any of such contracts.

Securities and Exchange Commission
Division of Corporate Finance Office of Consumer Products	- 4 -

In response to the Staff’s comment, the Company has revised the disclosure on pages 18 and 108 of the Registration Statement.

2. Principal Accounting Policies

(i) Inventories, page F-13

4.

We reviewed your response to comment 22 and the revisions to your disclosure. Please revise your disclosure to clarify that inventory is stated at the lower of cost or net realizable value pursuant to ASC 330-10-35-1B, as previously requested. A similar revision should be made to your critical accounting policies disclosure on page 80.

In response to the Staff’s comment, the Company has revised the disclosure on pages 82 and F-16 of the Registration Statement.

*        *        *

Please direct any questions you may have to the undersigned (tel: +852-2826-8688; e-mail: linc@sullcrom.com). In my absence, please contact Yeqing Zheng (tel: +852-2826-8688; e-mail: zhengy@sullcrom.com). Questions relating to accounting and auditing matters may also be directed to Sean Fu (tel: +86-21-2323-8888; e-mail: sean.fu@cn.pwc.com) or Jessy Wang (tel: +86-21-2323-8888; e-mail: jessy.wang@cn.pwc.com) of PricewaterhouseCoopers Zhong Tian LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ching-Yang Lin

Ching-Yang Lin

(Enclosures)

Securities and Exchange Commission
Division of Corporate Finance Office of Consumer Products	- 5 -

cc:	Zoe Wang, Founder, Chairman & Chief Executive Officer

Leo Zeng, Co-Founder and Chief Operating Officer

Richard Wei, Chief Financial Officer

(ECMOHO Limited)

James C. Lin, Partner

Li He, Partner

(Davis Polk & Wardwell)

Sean Fu, Partner

Jessy Wang, Partner

(PricewaterhouseCoopers Zhong Tian LLP)